Exhibit 99.1

Procaps Group, S.A.

Société anonyme

Siège social : 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxembourg : B253360

STATUTS COORDONNÉS AU 16 DECEMBRE 2024

A.	NAME - PURPOSE - DURATION - REGISTERED OFFICE

Article 1     Name - Legal form

There exists a public limited company (société anonyme) under the name Procaps Group, S.A. (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.

Article 2     Purpose

2.1	The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

2.2	The Company may grant loans to, as well as guarantees or security for the benefit of third parties to secure its obligations and obligations of other companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company, or otherwise assist such companies.

2.3	The Company may raise funds through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue securities of any type.

2.4	The Company may invest in real estate, intellectual property rights and any other movable or immovable assets in any kind of form.

2.5	The Company may carry out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for the accomplishment of these purposes.

Article 3     Duration

3.1	The Company is incorporated for an unlimited period of time.

3.2	It may be dissolved at any time by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article 4     Registered office

4.1	The registered office of the Company is established in the City of Luxembourg, Grand Duchy of Luxembourg.

4.2	The board of directors may transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg and, if necessary, subsequently amend these articles of association to reflect such change of registered office.

4.3	Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a resolution of the board of directors.

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4.4	In the event that the board of directors determines that extraordinary political, economic or social circumstances or natural disasters have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall not affect the nationality of the Company which, notwithstanding the temporary transfer of its registered office, shall remain a Luxembourg company.

B.	SHARE CAPITAL – SHARES

Article 5     Share capital

5.1	The Company’s share capital is set at one million two hundred thirteen thousand two hundred forty-one United States Dollar and eighty-three cent (USD 1,213,241.83), represented by (i) four million (4,000,000) redeemable A shares with a nominal value of one cent (USD 0.01) each (the “Redeemable A Shares”), (ii) four million five hundred thousand (4,500,000) redeemable B shares with a nominal value of one cent (USD 0.01) each (the “Redeemable B Shares” and together with the Redeemable A Shares, the “Redeemable Shares”) and (iii) one hundred twelve million eight hundred twenty four thousand one hundred eighty-three (112,824,183) ordinary shares with a nominal value of one cent (USD 0.01) each (the “Ordinary Shares” and together with the Redeemable Shares, the “Shares”).

5.2	The Company’s share capital may be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association or as set out in Article 6 hereof.

5.3	Any new Shares to be paid for in cash shall be offered by preference to the existing shareholder(s). In case of a plurality of shareholders, such Shares shall be offered to the shareholders in proportion to the number of Shares held by them in the Company’s share capital. The board of directors shall determine the time period during which such preferential subscription right may be exercised, which may not be less than fourteen (14) days from the date of dispatch of a registered mail or any other means of communication individually accepted by the addressees and ensuring access to the information sent to the shareholders announcing the opening of the subscription period. The general meeting of shareholders may limit or cancel the preferential subscription right of the existing shareholders subject to quorum and majority required for an amendment of these articles of association. Notwithstanding the above, the board of directors may limit or cancel the preferential subscription right of the existing shareholders in accordance with Article 6 hereof.

5.4	If after the end of the subscription period not all of the preferential subscription rights offered to the existing shareholders have been subscribed by the latter, third parties may be allowed to participate in the share capital increase, except if the board of directors decides that the preferential subscription rights shall be offered to the existing shareholders who have already exercised their rights during the subscription period, in proportion to the portion their Shares represent in the share capital; the modalities for the subscription are determined by the board of directors. The board of directors may also decide in such case that the share capital shall only be increased by the amount of subscriptions received by the existing shareholders of the Company.

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5.5	The Company may repurchase its own Ordinary Shares subject to the provisions of the Law.

5.6	The Redeemable Shares may be repurchased by the Company in accordance with the provisions of article 430-22 of the Law. Redeemable Shares bear the same rights to receive dividends and have the same voting rights as Ordinary Shares. Subscribed and fully paid-in Redeemable Shares shall be redeemable upon request of the Company in accordance with the provisions of article 430-22 of the Law. The redemption may take place pursuant to a decision of the board of directors.

5.7	The redemption of the Redeemable Shares can only be made by using sums available for distribution in accordance with article 461- 2 of the Law or the proceeds of a new issue made with the purpose of such redemption. Redeemed Shares held in treasury bear no voting rights, and have no rights to receive dividends or liquidation proceeds.

5.8	An amount equal to the nominal value, or, in the absence thereof, the accounting par value, of all the Redeemable Shares redeemed must be included in a reserve which cannot be distributed to the shareholders except in the event of a capital reduction of the subscribed share capital; the reserve may only be used to increase the subscribed share capital by capitalization of reserves. This reserve is not required in case of a redemption using the proceeds of a new issue made with a view to carry out such redemption.

5.9	The redemption price of the Redeemable A Shares corresponds to their nominal value, being one cent (USD 0.01) per Redeemable A Share.

5.10	The redemption price of the Redeemable B Shares is the same as their subscription price, being ten United States Dollar (USD 10) per Redeemable B Share (which includes, for the avoidance of doubt, any share premium paid on such Redeemable B Shares).

5.11	Except as otherwise provided in an agreement existing between the Company and any holder of Redeemable Shares, at least fifteen (15) days prior to the redemption date, written notice shall be sent by registered mail or internationally recognized overnight courier to each registered shareholder of the Redeemable Shares to be redeemed, at his or her address last shown in the shareholders register of the Company, notifying such holder of the number of Redeemable Shares so to be redeemed, specifying the redemption date, the redemption price, the procedures necessary to submit the Redeemable Shares to the Company for redemption and the valuation of the redemption price, as provided for in articles 5.6, 5.9 and 5.10. Each holder of Redeemable Shares to be redeemed shall surrender the certificate or certificates, if any, issued in relation to such Redeemable Shares to the Company. The redemption price of such Redeemable Shares shall be payable to the order of the person whose name appears on the Share register as the owner thereof on the bank account provided to the Company by such shareholder before the redemption date.

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Article 6     Authorised capital

6.1	The authorised capital, excluding the share capital, is set at six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17), consisting of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.

6.2	The board of directors is authorised to allocate existing shares of the Company without consideration or to issue new shares (the “Bonus Shares”) paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten per cent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty per cent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the “Beneficiaries of Bonus Shares”). The board of directors sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

6.3	The above authorisations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

Article 7     Shares – Transfer of Shares

7.1	The Company may have one or several shareholders.

7.2	Death, suspension of civil rights, dissolution, bankruptcy or insolvency or any other similar event regarding any of the shareholders shall not cause the dissolution of the Company.

7.3	The Shares of the Company are and shall remain in registered form.

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7.4	The Company will recognise only one (1) holder per Share. In case a Share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that Share, except for relevant information rights, until such representative has been appointed.

7.5	The Shares are freely transferable in accordance with the provisions of the Law, subject to any trading related restrictions to which the Shares are subject.

7.6	A register of Shares shall be kept by the Company at its registered office, where it shall be available for inspection by any shareholder. This register shall contain the precise designation of each shareholder and the indication of the number of Shares held, the indication of the payments made on the Shares as well as the transfers of Shares and the dates thereof. Ownership of Shares will be established by inscription in the said register or in the event separate registrars have been appointed pursuant to article 7.7, in such separate register(s). Without prejudice to the conditions for transfer by book entries provided for in article 7.9 of these articles of association, a transfer of Shares shall be carried out by means of a declaration of transfer entered in the relevant register, dated and signed by the transferor and the transferee or by their duly authorized representatives or by the Company upon notification of the transfer or acceptance of the transfer by the Company. The Company may accept and enter in the relevant register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.

7.7	The Company may appoint registrars in different jurisdictions who may each maintain a separate register for the ordinary Shares entered therein. Shareholders may elect to be entered into one of these registers and to transfer their Shares to another register so maintained. The board of directors may however impose transfer restrictions for Shares in compliance with applicable trading restrictions. A transfer to the register kept at the Company’s registered office may always be requested.

7.8	Subject to the provisions of article 7.9 and article 7.10, the Company may consider the person in whose name the Shares are registered in the register of shareholders as the full owner of such Shares. In the event that a holder of Shares does not provide an address in writing to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the register of shareholders and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder in writing. The holder may, at any time, change his address as entered in the register of shareholders by means of written notification to the Company.

7.9	The Shares may be held by a holder (the “Holder”) through a securities settlement system or a Depositary (as this term is defined below). The Holder of Shares held in such fungible securities accounts has the same rights and obligations as if such Holder held the Shares directly. The Shares held through a securities settlement system or a Depositary shall be recorded in an account opened in the name of the Holder and may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, the Company will make dividend payments, if any, and any other payments in cash, Shares or other securities, if any, only to the securities settlement system or Depositary recorded in the register of shareholders or in accordance with the instructions of such securities settlement system or Depositary. Such payment will grant full discharge of the Company’s obligations in this respect.

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7.10	All communications and notices to be given to a registered shareholder shall be deemed validly made if made to the latest address communicated by the shareholder to the Company in accordance with article 7.8 or, if no address has been communicated by the shareholder, the registered office of the Company or such other address as may be so entered by the Company in the register from time to time according to article 7.9.

7.11	Where Shares are recorded in the register of shareholders in the name of or on behalf of a securities settlement system or the operator of such system and recorded as book-entry interests in the accounts of a professional depositary or any sub-depositary (any depositary and any sub-depositary being referred to hereinafter as a “Depositary”), the Company – subject to having received from the Depositary a certificate in proper form – will permit the Depositary of such book-entry interests to exercise the rights attaching to the Shares corresponding to the book-entry interests of the relevant Holder, including receiving notices of general meetings, admission to and voting at general meetings, and shall consider the Depositary to be the holder of the Shares corresponding to the book-entry interests for purposes of this article 7.11 of the present articles of association. The board of directors may determine the formal requirements with which such certificates must comply and the exercise of the rights in respect of such Shares may in addition be subject to the internal rules and procedures of the securities settlement system.

7.12	In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised for voting purposes by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the Shares of the Company are listed on a foreign stock exchange.

7.13	Any person who is required to report ownership of Shares on Schedule 13D or 13G pursuant to Rule 13d-1 or changes in such ownership pursuant to Rule 13d-2, each as promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, must notify the Company’s board of directors promptly following any reportable acquisition or disposition, and in no event later than the filing date of such Schedule 13D or 13G, of the proportion of Shares held by the relevant person as a result of the acquisition or disposal.

C.	GENERAL MEETINGS OF SHAREHOLDERS

Article 8     Powers of the general meeting of shareholders

8.1	The shareholders exercise their collective rights in the general meeting of shareholders. Any regularly constituted general meeting of shareholders of the Company shall represent the entire body of shareholders of the Company. The general meeting of shareholders is vested with the powers expressly reserved to it by the Law and by these articles of association.

8.2	If the Company has only one shareholder, any reference made herein to the “general meeting of shareholders” shall be construed as a reference to the “sole shareholder”, depending on the context and as applicable and powers conferred upon the general meeting of shareholders shall be exercised by the sole shareholder.

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Article 9     Convening of general meetings of shareholders

9.1	The general meeting of shareholders of the Company may at any time be convened by the board of directors or, as the case may be, by the statutory auditor(s).

9.2	It must be convened by the board of directors or the statutory auditor(s) upon the written request of one or several shareholders representing at least ten per cent (10%) of the Company’s share capital. In such case, the general meeting of shareholders shall be held within a period of one (1) month from the receipt of such request.

9.3	The convening notice for every general meeting of shareholders shall contain the date, time, place and agenda of the meeting and may be made through announcements filed with the Luxembourg Trade and Companies Register and published at least fifteen (15) days before the meeting, on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper. In such case, notices by mail shall be sent at least eight (8) days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, the convening notices may be exclusively made by registered mail in case the Company has only issued registered Shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. If the Shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with.

9.4	If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

9.5	If the Shares of the Company are listed on a foreign stock exchange, all shareholders of the Company (for the avoidance of doubt, including any registered shareholder, any Depositary and, without prejudice to any requirements as set out in any other provision of these articles of association, any Holder) are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to such meeting, which may not be less than five (5) calendar days before the date of such meeting (the “Record Date”).

9.6	Shareholders holding individually or collectively at least ten (10) per cent of the issued share capital of the Company, may request the addition of one or several new items on the agenda of the general meeting. This right shall be exercised upon request of the shareholders in writing submitted to the Company by registered letter at the address of the registered office of the Company. The requests shall include the details requested in the convening notice. The requests from the shareholders shall be received by the Company no later than five (5) calendar days before the general meeting.

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Article 10     Conduct of general meetings of shareholders

10.1	The annual general meeting of shareholders shall be held within six (6) months of the end of the financial year in the Grand Duchy of Luxembourg at the registered office of the Company or at such other place in the Grand Duchy of Luxembourg as may be specified in the convening notice of such meeting. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices. Holders of bonds are not entitled to attend meetings of shareholders.

10.2	A board of the meeting (bureau) shall be formed at any general meeting of shareholders, composed of a chairman, a secretary and a scrutineer who need neither be shareholders nor members of the board of directors. The board of the meeting shall ensure that the meeting is held in accordance with applicable rules and, in particular, in compliance with the rules in relation to convening, majority requirements, vote tallying and representation of shareholders.

10.3	An attendance list must be kept at all general meetings of shareholders.

10.4	A shareholder may act at any general meeting of shareholders by appointing another person as his proxy in writing or by facsimile, electronic mail or any other similar means of communication. One person may represent several or even all shareholders.

10.5	Shareholders taking part in a meeting by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

10.6	The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.

10.7	Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.

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10.8	If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the proxies.

10.9	A holder of Shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of Shares recorded in the relevant account on the Record Date and showing that such Shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than three (3) business days prior to the date of such general meeting. If such holder of Shares votes by means of a proxy, article 10.8 of these articles of association shall apply.

10.10	The board of directors may determine further conditions that must be fulfilled by the shareholders for them to take part in any general meeting of shareholders.

10.11	In connection with each general meeting, the board of directors is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the board of directors deems appropriate.

10.12	Except to the extent inconsistent with the rules and conditions as adopted by the board of directors, the person presiding over the general meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and conditions, whether adopted by the board of directors or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law:

(a)	determining the order of business for the meeting subject to compliance with the agenda for the meeting;

(b)	rules and procedures for maintaining order at the meeting and the safety of those present;

(c)	limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine;

(d)	restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(e)	limitations on the time allotted to questions or comments by participants.

Article 11     Quorum, majority and vote

11.1	Each Share entitles to one vote in general meetings of shareholders.

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11.2	A shareholder may individually decide not to exercise, temporarily or permanently, all or part of his voting rights. The waiving shareholder is bound by such waiver and the waiver is mandatory for the Company upon notification to the latter.

11.3	In case the exercise of the voting rights has been waived by one or several shareholders in accordance with article 11.2, such shareholders may attend any general meeting of the Company but the Shares they hold are not taken into account for the determination of the conditions of quorum and majority to be complied with at the general meetings of the Company.

11.4	Except as otherwise required by the Law or these articles of association, resolutions at a general meeting of shareholders duly convened shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented. Abstentions and nil votes shall not be taken into account.

Article 12     Amendments of the articles of association

12.1	Except as otherwise provided herein or by the Law, these articles of association may be amended by at least two thirds of the votes validly cast at a general meeting at which a quorum of more than half of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of article 9.3 which may deliberate regardless of the quorum and at which resolutions are adopted by at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.

12.2	In case the exercise of the voting rights has been waived by one or several shareholders in accordance with article 11.2, the provisions of article 11.3 of these articles of association apply mutatis mutandis.

Article 13     Change of nationality

The shareholders may change the nationality of the Company by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article 14     Adjournment of general meeting of shareholders

Subject to the provisions of the Law, the board of directors may, during the course of any general meeting, adjourn such general meeting for four (4) weeks. The board of directors shall do so at the request of one or several shareholders representing at least ten per cent (10%) of the share capital of the Company. In the event of an adjournment, any resolution already adopted by the general meeting of shareholders shall be cancelled.

Article 15     Minutes of general meetings of shareholders

15.1	The board of any general meeting of shareholders shall draw up minutes of the meeting which shall be signed by the members of the board of the meeting as well as by any shareholder upon its request.

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15.2	Any copy and excerpt of such original minutes to be produced in judicial proceedings or to be delivered to any third party, shall be certified as a true copy of the original by the notary having had custody of the original deed in case the meeting has been recorded in a notarial deed, or shall be signed by the chairman of the board of directors, if any, or by any two (2) of its members.

D.	MANAGEMENT

Article 16     Composition and powers of the board of directors

16.1	The Company shall be managed by a board of directors composed of at least five (5) directors and which shall be nominated pursuant to these articles of association and any nomination agreement to which the Company is a party. Where the Company has been incorporated by a single shareholder or where it appears at a shareholders’ meeting that all the Shares issued by the Company are held by a sole shareholder, the Company may be managed by a sole director until the next general meeting of shareholders following the increase of the number of shareholders. In such case, to the extent applicable and where the term “sole director” is not expressly mentioned in these articles of association, a reference to the “board of directors” used in these articles of association is to be construed as a reference to the “sole director”.

16.2	The board of directors is vested with the broadest powers to act in the name of the Company and to take any action necessary or useful to fulfil the Company’s corporate purpose, with the exception of the powers reserved by the Law or by these articles of association to the general meeting of shareholders.

16.3	The board of directors may create one or several committees. The composition and the powers of such committee(s), the terms of the appointment, removal, remuneration and duration of the mandate of its/their members, as well as its/their rules of procedure are determined by the board of directors. The board of directors shall be in charge of the supervision of the activities of the committee(s). For the avoidance of doubt, such committees shall not constitute management committee in the sense of Article 441-11 of the Law.

Article 17     Daily management

The daily management of the Company as well as the representation of the Company in relation to such daily management may be delegated to one or more directors, officers or other agents, acting individually or jointly. Their appointment, removal and powers shall be determined by a resolution of the board of directors.

Article 18     Appointment, removal and term of office of directors

18.1	The directors shall be appointed by the general meeting of shareholders which shall determine their remuneration and term of office. The general meeting of shareholders may decide to appoint directors of different classes, namely class A directors (the “Class A Directors”) and class B directors (the “Class B Directors”). Any reference made hereinafter to the “directors” shall be construed as a reference to the Class A Directors and/or the Class B Directors, depending on the context and as applicable.

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18.2	Each director is appointed by the general meeting of shareholders at a simple majority of the votes validly cast.

18.3	Any director may be removed from office at any time with or without cause by the general meeting of shareholders at a simple majority of the votes validly cast.

18.4	If a legal entity is appointed as director of the Company, such legal entity must designate a physical person as permanent representative who shall perform this role in the name and on behalf of the legal entity. The relevant legal entity may only remove its permanent representative if it appoints a successor at the same time. An individual may only be a permanent representative of one (1) director of the Company and may not be himself a director of the Company at the same time.

Article 19     Vacancy in the office of a director

19.1	In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the majority of the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.

19.2	In case the vacancy occurs in the office of the Company’s sole director, such vacancy must be filled without undue delay by the general meeting of shareholders.

Article 20     Convening meetings of the board of directors

20.1	The board of directors shall meet upon call by the chairman, if any, or by any director. Meetings of the board of directors shall be held at the registered office of the Company unless otherwise indicated in the notice of meeting.

20.2	Written notice of any meeting of the board of directors must be given to directors twenty-four (24) hours at least in advance of the time scheduled for the meeting, except in case of emergency, in which case the nature and the reasons of such emergency must be mentioned in the notice. Such notice may be omitted in case of consent of each director in writing, by facsimile, electronic mail or any other similar means of communication, a copy of such signed document being sufficient proof thereof. No prior notice shall be required for a board meeting to be held at a time and location determined in a prior resolution adopted by the board of directors which has been communicated to all directors.

20.3	No prior notice shall be required in case all the members of the board of directors are present or represented at a board meeting and waive any convening requirement or in the case of resolutions in writing approved and signed by all members of the board of directors.

Article 21     Conduct of meetings of the board of directors

21.1	The board of directors may elect a chairman from among its members. It may also choose a secretary who does not need to be a director and who shall be responsible for keeping the minutes of the meetings of the board of directors.

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21.2	The chairman, if any, shall chair all meetings of the board of directors, but in his absence, the board of directors may appoint another director as chairman pro tempore by vote of the majority of directors present or represented at any such meeting.

21.3	Any director may act at any meeting of the board of directors by appointing another director as his proxy in writing, or by facsimile, electronic mail or any other similar means of communication, a copy of the appointment being sufficient proof thereof. A director may represent one or more, but not all of the other directors.

21.4	Meetings of the board of directors may also be held by conference call or video conference or by any other means of communication allowing all persons participating at such meeting to hear one another on a continuous basis allowing for an effective participation in the meeting. Participation in a meeting by these means is equivalent to participation in person at such meeting.

21.5	The board of directors may deliberate or act validly only if at least half of the directors are present or represented at a meeting of the board of directors. In the event the general meeting of shareholders has appointed different classes of directors, the board of directors may deliberate or act validly only if at least one (1) Class A Director and one (1) Class B Director is present or represented at the meeting.

21.6	Decisions shall be adopted by a majority vote of the directors present or represented at such meeting. In the event the general meeting of shareholders has appointed different classes of directors, decisions shall be taken by a majority of the directors present or represented including at least one (1) Class A Director and one (1) Class B Director. In the case of a tie, the chairman, if any, shall not have a casting vote.

21.7	The board of directors may, unanimously, pass resolutions by circular means when expressing its approval in writing, by facsimile, electronic mail or any other similar means of communication. Each director may express his consent separately, the entirety of the consents evidencing the adoption of the resolutions. The date of such resolutions shall be the date of the last signature.

Article 22     Conflict of interests

22.1	Save as otherwise provided by the Law, any director who has, directly or indirectly, a financial interest conflicting with the interest of the Company in connection with a transaction falling within the competence of the board of directors, must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions relating to such transaction nor vote on such transaction. Any such conflict of interest must be reported to the next general meeting of shareholders prior to such meeting taking any resolution on any other item.

22.2	Where the Company comprises a single director, transactions made between the Company and the director having an interest conflicting with that of the Company are only mentioned in the resolution of the sole director.

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22.3	Where, by reason of a conflicting interests, the number of directors required in order to validly deliberate is not met, the board of directors may decide to submit the decision on this specific item to the general meeting of shareholders.

22.4	The conflict of interest rules shall not apply where the decision of the board of directors or the sole director relates to day-to-day transactions entered into under normal conditions.

22.5	The daily manager(s) of the Company, if any, are subject to articles 22.1 to 22.4 of these articles of association provided that if only one (1) daily manager has been appointed and is in a situation of conflicting interests, the relevant decision shall be adopted by the board of directors.

Article 23     Minutes of the meeting of the board of directors – Minutes of the decisions of the sole director

23.1	The minutes of any meeting of the board of directors shall be signed by the chairman, if any, or, in his absence, by the chairman pro tempore, or by two (2) directors or, by one (1) Class A Director and one (1) Class B Director if applicable.

23.2	Copies or excerpts of such minutes, which may be produced in judicial proceedings or otherwise, shall be signed by the chairman, if any, or by two (2) directors or, by one (1) Class A Director and one (1) Class B Director if applicable.

23.3	Decisions of the sole director shall be recorded in minutes which shall be signed by the sole director. Copies or excerpts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the sole director.

Article 24     Dealing with third parties

24.1	The Company shall be bound towards third parties in all circumstances (i) by the signature of the sole director, or, if the Company has several directors, by the joint signature of any two (2) directors, or by the joint signature of one (1) Class A Director and one (1) Class B Director if applicable or (ii) by the joint signature or the sole signature of any person(s) to whom such signatory power may have been delegated by the board of directors within the limits of such delegation.

24.2	Within the limits of the daily management, the Company shall be bound towards third parties by the signature of any person(s) to whom such power may have been delegated, acting individually or jointly in accordance within the limits of such delegation.

Article 25     Indemnification

25.1	The members of the board of directors are not held personally liable for the indebtedness or other obligations of the Company. As agents of the Company, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in article 25.2 and mandatory provisions of law, every person who is, or has been, a member of the board of directors or officer (mandataire) of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

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25.2	No indemnification shall be provided to any director or officer (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors.

25.3	The right of indemnification herein provided shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect or limit any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. The Company shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including directors and officers of the Company, as the Company may decide upon from time to time.

E.	AUDIT AND SUPERVISION

Article 26     Auditor(s)

26.1	The transactions of the Company shall be supervised by one or several statutory auditors (commissaires). The general meeting of shareholders shall appoint the statutory auditor(s) and shall determine their term of office, which may not exceed six (6) years.

26.2	A statutory auditor may be removed at any time, without notice and with or without cause by the general meeting of shareholders.

26.3	The statutory auditor(s) have an unlimited right of permanent supervision and control of all transactions of the Company.

26.4	If the general meeting of shareholders of the Company appoints one or more independent auditors (réviseurs d’entreprises agréés) in accordance with Article 69 of the law of 19 December 2002 regarding the trade and companies register and the accounting and annual accounts of undertakings, as amended, the institution of statutory auditors is no longer required.

26.5	An independent auditor may only be removed by the general meeting of shareholders for cause or with his approval.

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F.	FINANCIAL YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – INTERIM DIVIDENDS

Article 27     Financial year

The financial year of the Company shall begin on the first of January of each year and shall end on the thirty-first of December of the same year.

Article 28     Annual accounts and allocation of profits

28.1	At the end of each financial year, the accounts are closed and the board of directors draws up an inventory of the Company’s assets and liabilities, the balance sheet and the profit and loss accounts in accordance with the law.

28.2	Of the annual net profits of the Company, five per cent (5%) at least shall be allocated to the legal reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to ten per cent (10%) of the share capital of the Company.

28.3	Sums contributed to a reserve of the Company may also be allocated to the legal reserve.

28.4	In case of a share capital reduction, the Company’s legal reserve may be reduced in proportion so that it does not exceed ten per cent (10%) of the share capital.

28.5	Upon recommendation of the board of directors, the general meeting of shareholders shall determine how the remainder of the Company’s profits shall be used in accordance with the Law and these articles of association.

28.6	Distributions shall be made to the shareholders in proportion to the number of Shares they hold in the Company.

Article 29     Interim dividends - Share premium and assimilated premiums

29.1	The board of directors may proceed with the payment of interim dividends subject to the provisions of the Law.

29.2	Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Law and these articles of association.

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G.	LIQUIDATION

Article 30     Liquidation

30.1	In the event of dissolution of the Company in accordance with article 3.2 of these articles of association, the liquidation shall be carried out by one or several liquidators who are appointed by the general meeting of shareholders deciding on such dissolution and which shall determine their powers and their compensation. Unless otherwise provided, the liquidators shall have the most extensive powers for the realisation of the assets and payment of the liabilities of the Company.

30.2	The surplus resulting from the realisation of the assets and the payment of the liabilities shall be distributed among the shareholders in proportion to the number of Shares of the Company held by them.

H.	FINAL CLAUSE - GOVERNING LAW

Article 31     Governing law

All matters not governed by these articles of association shall be determined in accordance with the Law.

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Suit la traduction en français du texte qui précède :

A.	DENOMINATION - OBJET SOCIAL - DURÉE - SIÈGE SOCIAL

Article 1     Dénomination - Forme

Il existe une société anonyme sous la dénomination « Procaps Group, S.A. » (ci-après la « Société ») qui sera régie par la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée (la « Loi »), ainsi que par les présents statuts.

Article 2     Objet social

2.1	La Société a pour objet social la détention de participations, sous quelque forme que ce soit, dans des sociétés luxembourgeoises et étrangères et de toute autre forme de placement, l’acquisition par achat, souscription ou de toute autre manière, de même que le transfert par vente, échange ou toute autre manière de valeurs mobilières de tout type, ainsi que l’administration, la gestion, le contrôle et la mise en valeur de son portefeuille de participations.

2.2	La Société peut également accorder des prêts, ainsi que des garanties, des sûretés, au profit de tiers afin de garantir l’exécution de ses obligations ou d’obligations d’autres sociétés dans lesquelles elle détient une participation directe ou indirecte ou un droit de quelque nature que ce soit ou qui font partie du même groupe de sociétés que la Société, ou assister ces sociétés de toute autre manière.

2.3	La Société peut lever des fonds en faisant des emprunts sous toute forme ou en émettant toute sorte d’obligations, de titres ou d’instruments de dettes, d’obligations garanties ou non garanties, et d’une manière générale en émettant des valeurs mobilières de tout type.

2.4	La Société peut investir dans des biens immobiliers, des droits de propriété intellectuelle et tout autre actif mobilier ou immobilier sous quelque forme que ce soit.

2.5	La Société peut exercer toute activité de nature commerciale, industrielle, financière, immobilière ou de propriété intellectuelle qu’elle estime utile pour l’accomplissement de son objet social.

Article 3     Durée

3.1	La Société est constituée pour une durée illimitée.

3.2	Elle peut être dissoute à tout moment par une décision de l’assemblée générale des actionnaires prise aux conditions requises pour une modification des présents statuts.

Article 4     Siège social

4.1	Le siège social de la Société est établi dans la Ville de Luxembourg, Grand-Duché de Luxembourg.

4.2	Le conseil d’administration peut transférer le siège social de la Société au sein de la même commune ou dans toute autre commune du Grand-Duché de Luxembourg et modifier, si nécessaire, ces statuts afin de refléter le changement de siège social.

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4.3	Des succursales ou bureaux peuvent être créés, tant au Grand- Duché de Luxembourg qu’à l’étranger, par décision du conseil d’administration.

4.4	Dans l’hypothèse où le conseil d’administration estimerait que des événements exceptionnels d’ordre politique, économique ou social ou des catastrophes naturelles se sont produits ou seraient imminents, de nature à interférer avec l’activité normale de la Société à son siège social, il pourra transférer provisoirement le siège social à l’étranger jusqu’à la cessation complète de ces circonstances exceptionnelles ; ces mesures provisoires n’auront toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

B.	CAPITAL SOCIAL – ACTIONS

Article 5     Capital social

5.1	Le capital social de la Société est fixé à un million deux cent treize mille deux cent quarante-et-un dollars américains et quatre-vingt-trois centimes (USD 1.213.241,83), représenté par (i) quatre millions (4.000.000) actions A rachetables d’une valeur nominale d’un centime (USD 0,01) chacune (les « Actions A Rachetables »), (ii) quatre millions cinq cent mille (4.500.000) actions B rachetables d’une valeur nominale d’un centime (USD 0,01) chacune (les « Actions B Rachetables » et ensemble avec les Actions A Rachetables, les « Actions Rachetables ») et (iii) cent douze millions huit cent vingt-quatre mille cent quatre-vingt-trois (112.824.183) actions ordinaires d’une valeur nominale d’un centime (USD 0,01) chacune (les « Actions Ordinaires » et ensemble avec les Actions Rachetables, les « Actions »).

5.2	Le capital social de la Société peut être augmenté ou réduit par une décision de l’assemblée générale des actionnaires de la Société, prise aux conditions requises pour une modification des présents statuts ou dans les conditions prévues par l’Article 6.

5.3	Toutes nouvelles Actions à libérer en numéraire doivent être offertes par préférence aux actionnaires existants. Dans le cas d’une pluralité d’actionnaires, les Actions doivent être offertes aux actionnaires en proportion du nombre d’Actions qu’ils détiennent dans le capital social de la Société. Le conseil d’administration doit déterminer la période au cours de laquelle ce droit préférentiel de souscription pourra être exercé, qui ne peut être inférieure à quatorze (14) jours à compter de l’envoi à chaque actionnaire d’une lettre recommandée ou tout autre moyen de communication accepté individuellement par les destinataires et assurant l’accès à l’information envoyée par les actionnaires annonçant l’ouverture de la période de souscription L’assemblée générale des actionnaires peut restreindre ou annuler le droit préférentiel de souscription des actionnaires existants aux conditions de quorum et de majorité requises pour une modification des présents statuts. Nonobstant ce qui précède, le conseil d’administration peut restreindre ou annuler le droit préférentiel de souscription des actionnaires existants conformément aux dispositions de l’Article 6 des présentes.

5.4	Si à l’expiration de la période de souscription, tous les droits préférentiels de souscriptions offerts aux actionnaires existants n’ont pas été souscrits par ces derniers, des tiers pourront participer à l’augmentation de capital, sauf si le conseil d’administration décide que les droits préférentiels de souscription seront offerts aux actionnaires existants qui ont déjà exercé leurs droits durant la période de souscription, proportionnellement au nombre d’Actions qu’ils détiennent dans le capital social ; les conditions de souscription sont déterminées par le conseil d’administration. Le conseil d’administration pourra également décider dans ce cas que le capital social pourra être augmenté uniquement par le montant de souscriptions reçues par les actionnaires existants de la Société.

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5.5	La Société peut racheter ses propres Actions Ordinaires aux conditions prévues par la Loi.

5.6	Les Actions Rachetables sont rachetables conformément à l’article 430-22 de la Loi. Les Actions Rachetables portent les mêmes droits aux dividendes et les mêmes droits de vote que les Actions Ordinaires. Les Actions Rachetables souscrites et entièrement libérées sont rachetables à la demande de la Société conformément à l’article 430-22 de la Loi. Le rachat peut se faire suite à une décision du conseil d’administration.

5.7	Le rachat d’actions rachetables ne peut se faire qu’en utilisant des fonds distribuables en vertu de l’article 461-2 de la Loi ou le produit d’une nouvelle émission faite en vue d’un tel rachat. Les Actions rachetées en trésorerie ne disposent pas de droits de vote ou droits aux dividendes ou boni de liquidation.

5.8	Un montant égal à la valeur nominale, ou, en l’absence d’une telle valeur, de la valeur comptable, de toutes les Actions Rachetables doit être inclus dans une réserve qui ne pourra être distribuée aux actionnaires à l’exception du cas d’une réduction du capital social souscrit ; la réserve ne pourra qu’être utilisée afin d’augmenter le capital social souscrit par capitalisation des réserves. Cette réserve n’est pas requise en cas de rachat utilisant le produit d’une nouvelle émission faite en vue d’effectuer un tel rachat.

5.9	Le prix de rachat des Actions A Rachetables correspond à leur valeur nominale, étant un centime (USD 0,01) par Action A Rachetable.

5.10	Le prix de rachat des Actions B Rachetables est identique à leur prix de souscription, soit dix dollars américains (USD 10) par Action B Rachetable (ce qui inclut, pour éviter tout doute, toute prime d’émission payée sur ces Actions B Rachetables).

5.11	Sauf disposition contraire de tout accord écrit qui pourrait être conclu entre la Société et les détenteurs d’Actions Rachetables, au moins quinze (15) jours avant la date de rachat, une notification écrite doit être envoyée par courrier recommandé ou par coursier internationalement reconnu à tout actionnaire nominatif d’Actions Rachetables à racheter, à la dernière adresse indiquée au registre des Actions de la Société, notifiant ainsi à tout actionnaire le nombre d’Actions Rachetables à racheter, en précisant la date du rachat, le Prix de Rachat, la procédure nécessaire pour soumettre les Actions Rachetables à la Société pour rachat et l’évaluation du Prix de Rachat tel que précisé aux articles 5.6, 5.9 et 5.10. Tout détenteur d’Actions Rachetables à racheter doit rendre le ou les certificats, s’il en existe, émis en relation avec telles Actions Rachetables, à la Société. Le Prix de Rachat de telles Actions Rachetables doit être payé à l’ordre de la personne dont le nom apparait dans le registre des Actions comme le propriétaire de celles-ci, sur le compte bancaire indiqué à la Société par ledit actionnaire avant la date du rachat.

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Article 6     Capital autorisé

6.1	Le capital autorisé, excluant le capital social, est fixé à un montant de six millions huit cent soixante-et-onze mille sept cent cinquante-huit dollars américains et dix-sept centimes (USD 6.871.758,17), représenté par six cent quatre-vingt-sept millions cent soixante-quinze mille huit cent dix-sept (687.175.817) Actions Ordinaires. Pendant une période de cinq (5) ans à compter de la date de constitution ou toutes décisions ultérieures de créer, renouveler ou augmenter le capital autorisé conformément à cet article, le conseil d’administration est autorisé et habilité, dans les limites du capital autorisé, à (i) réaliser pour quelque raison que ce soit y compris, toute émission en une ou plusieurs tranches successives (a) de tout droit de souscription et/ou de conversion, y compris les bons de souscription (pouvant être émis séparément ou attachés à des Actions Ordinaires, des obligations, des options, des billets ou des instruments similaires), les obligations convertibles, les billets ou les instruments similaires (les « Droits d’Actions ») ainsi que (b) les Actions Ordinaires nouvelles, avec ou sans prime, contre paiement en espèces ou en nature, par conversion des créances sur la Société, par conversion de réserves disponibles ou de toute autre manière ; (ii) déterminer le lieu et la date de l’émission ou des émissions successives, le prix d’émission, les modalités de souscription et de libération des Actions Ordinaires nouvelles ; et (iii) supprimer ou limiter le droit préférentiel de souscription des actionnaires en cas d’émission contre paiement en numéraire d’Actions Ordinaires, de bons de souscription (qui peuvent être séparés ou attachés à des Actions Ordinaires, obligations, billets ou instruments similaires), d’obligations convertibles, de billets ou instruments similaires. Les Actions Ordinaires à émettre lors de l’exercice des Droits d’Actions pourront être émises au-delà de la période de capital autorisé prémentionnée de cinq (5) ans à condition que les Droits d’Actions aient été émis pendant la période de capital autorisé pertinente prémentionnée de cinq (5) ans.

6.2	Le conseil d’administration est autorisé à attribuer les actions existantes de la Société sans contrepartie ou d’émettre de nouvelles actions (les « Actions Gratuites ») libérées depuis les réserves disponibles (i) aux employés de la Société ou à certaines catégories de ces employés, (ii) aux employés de sociétés ou de groupements d’intérêts économiques dans lesquels la Société détient directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote, (iii) aux employés de sociétés ou de groupements d’intérêts économiques qui détiennent directement ou indirectement au moins dix pour cent (10%) du capital social ou des droits de vote de la Société, (iv) aux employés de sociétés ou de groupements d’intérêts économiques dans lesquels au moins cinquante pour cent (50%) du capital social ou des droits de vote sont détenus directement ou indirectement, par une société, qui détient elle-même, directement ou indirectement, au moins cinquante pour cent (50%) du capital social de la Société et/ou (v) aux membres des organes sociaux de la Société ou des sociétés ou groupements d’intérêts économiques mentionnés sous les points (ii) à (iv) ci-dessus (les « Bénéficiaires d’Actions Gratuites »). Le conseil d’administration fixe les conditions de distribution des Actions Gratuites aux Bénéficiaires d’Actions Gratuites, incluant la date d’attribution et toute période minimale durant laquelle ces Actions Gratuites ne pourront pas être transférées par leurs propriétaires. Le droit préférentiel de souscription des actionnaires existants est annulé automatiquement dans le cas d’émission d’Actions Gratuites.

6.3	Les autorisations ci-dessus peuvent être renouvelées par une résolution de l’assemblée générale des actionnaires adoptée dans les formes requises pour une modification des présents statuts et sous réserve des dispositions de la Loi, chaque fois pour une période ne dépassant pas cinq (5) ans.

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Article 7     Actions – Transfert des actions

7.1	La Société peut avoir un ou plusieurs actionnaires.

7.2	Le décès, la suspension des droits civils, la dissolution, la liquidation, la faillite ou l’insolvabilité ou tout autre événement similaire d’un des actionnaires n’entraînera pas la dissolution de la Société.

7.3	Les Actions de la Société sont et resteront nominatives.

7.4	La Société ne reconnaît qu’un (1) seul titulaire par action. Les copropriétaires indivis nommeront un représentant unique qui les représentera vis-à-vis de la Société. La Société a le droit de suspendre l’exercice de tous les droits relatifs à cette action, à l’exception du droit à l’information, jusqu’à ce qu’un tel représentant ait été désigné.

7.5	Les Actions sont librement cessibles dans les conditions prévues par la Loi, sous réserve des restrictions applicables aux Actions sur un marché coté.

7.6	Un registre des Actions devra être tenu par la Société à son siège social où il devra être mis à disposition aux fins de vérifications par tout actionnaire. Ce registre contiendra la désignation précise de chaque actionnaire et l’indication du nombre de ses actions, l’indication des paiements effectués sur ses Actions ainsi que les transferts des Actions avec leur date. La propriété des Actions sera établie par l’inscription sur ledit registre ou dans le cas ou des teneurs de registres séparés ont été nommés conformément à l’article 7.7, dans ce(s) registre(s) séparé(s). Sans préjudice des conditions de transfert par inscriptions prévues à l’article 7.9 des présents statuts, un transfert d’actions devra être effectué au moyen d’une déclaration de transfert inscrite dans le registre concerné, datée et signée par le cédant et le cessionnaire ou par leurs représentants dûment autorisés ou par la Société suite à la notification de la cession ou de l’acceptation de la cession par la Société. La Société peut accepter et inscrire un transfert dans le registre approprié sur la base d’une correspondance ou de tout autre document actant un accord entre le cédant et le cessionnaire.

7.7	La Société peut nommer des teneurs de registre dans différentes juridictions qui pourront tenir chacun un registre séparé pour les Actions qui y seront inscrites. Les actionnaires pourront choisir d’être inscrits dans l’un des registres et de transférer leurs Actions dans un autre registre tenu de cette façon. Le conseil d’administration peut toutefois imposer des restrictions au transfert pour les Actions conformément aux restrictions applicables sur un marché coté. Un transfert dans le registre tenu au siège social de la Société peut toujours être demandé.

7.8	Sous réserve des dispositions de l’article 7.9 et de l’article 7.10, la Société peut considérer la personne au nom de laquelle les Actions sont inscrites dans le registre des actionnaires comme étant le propriétaire unique desdites actions. Dans le cas où un détenteur d’actions n’a pas fourni par voie écrite d’adresse à laquelle toutes les notifications et communications de la Société pourront être envoyées, la Société pourra permettre l’inscription de cette information dans le registre des actionnaires et l’adresse de ce détenteur sera considérée comme étant au siège social de la Société ou à tout autre adresse que la Société pourra inscrire au fil du temps jusqu’à ce que ce détenteur ait fourni par écrit une adresse différente à la Société. Le détenteur peut modifier à tout moment son adresse figurant au registre des actionnaires au moyen d’une notification écrite faite à la Société.

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7.9	Les Actions peuvent être tenues par un porteur (le « Porteur ») au travers d’un système de compensation ou d’un Dépositaire (tel que ce terme est défini ci-dessous). Le Porteur d’actions détenues dans ces comptes de titres fongibles a les mêmes droits et obligations que si ce Porteur détenait directement les actions. Les Actions détenues au travers d’un système de compensation ou d’un Dépositaire doivent être consignées dans un compte ouvert au nom du Porteur et peuvent être transférées d’un compte à un autre, conformément aux procédures habituelles pour le transfert de titres sous forme d’inscription en compte. Toutefois, la Société versera les dividendes, s’il y en a, ainsi que tout autre paiement en espèces, Actions ou autres titres, s’il y en a, uniquement au profit du système de compensation ou du Dépositaire inscrits dans le registre des actionnaires ou conformément aux instructions de ce système de compensation ou du Dépositaire. Ce paiement déchargera complètement la Société de ses obligations à cet égard.

7.10	Toutes les communications et avis à donner à un actionnaire inscrit sont réputés valablement faits s’ils sont faits à la dernière adresse communiquée par l’actionnaire à la Société conformément à l’article 7.8 ou, si aucune adresse n’a été communiquée par l’actionnaire, au siège social de la Société ou à toute autre adresse que la Société pourra inscrire dans le registre au fil du temps conformément à l’article 7.9.

7.11	Lorsque les Actions sont enregistrées dans le registre des actionnaires au nom ou pour le compte d’un système de compensation ou de l’opérateur d’un tel système et enregistrées comme des entrées dans les comptes d’un dépositaire professionnel ou de tout sous-dépositaire (tout dépositaire et tout sous-dépositaire sera désigné ci-après comme un « Dépositaire »), la Société – sous réserve d’avoir reçu du Dépositaire un certificat en bonne et due forme – permettra au Dépositaire de telles entrées en compte d’exercer les droits attachés aux Actions correspondant aux entrées en compte du Porteur concerné, y compris de recevoir les convocations aux assemblées générales, l’admission et le vote aux assemblées générales et devra considérer le Dépositaire comme étant le porteur des Actions correspondant aux entrées en compte aux fins du présent article 7.11 des présents statuts. Le conseil d’administration peut déterminer les conditions de forme auxquelles devront répondre ces certificats et l’exercice des droits relatifs à ces Actions peut en outre être soumis aux règles et procédures internes du système de règlement des titres.

7.12	En lien avec une assemblée générale des actionnaires, le conseil d’administration peut décider qu’aucune inscription ne puisse être effectuée dans le registre des actionnaires et qu’aucun avis de transfert ne puisse être reconnu par la Société à des fins de vote et tout Dépositaire ou teneur(s) de registre pendant la période commençant à la Date d’Enregistrement (tel que ce terme est défini ci-dessous) et se terminant à la clôture de cette assemblée générale, sous réserve du respect des règles applicables de toute bourse étrangère, si les Actions de la Société sont cotées sur une bourse étrangère.

7.13	Toute personne tenue de déclarer la propriété d’Actions sur l’annexe 13D ou 13G conformément à la règle 13d-1 ou les modifications de cette propriété conformément à la règle 13d-2, chacune étant promulguée par la Securities and Exchange Commission des États- Unis en vertu de la loi américaine sur les échanges de valeurs mobilières de 1934, telle que modifiée, doit notifier au conseil d’administration de la Société, rapidement après toute acquisition ou cession à déclarer, et en tout état de cause au plus tard à la date de dépôt de cette annexe 13D ou 13G, la proportion d’Actions acquises ou cédées.

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C.	ASSEMBLEES GENERALES D’ACTIONNAIRES

Article 8     Pouvoirs de l’assemblée générale des actionnaires

8.1	Les actionnaires exercent leurs droits collectifs en assemblée générale d’actionnaires. Toute assemblée générale d’actionnaires de la Société régulièrement constituée représente l’ensemble des actionnaires de la Société. L’assemblée générale des actionnaires est investie des pouvoirs qui lui sont expressément réservés par la Loi et par les présents statuts.

8.2	Si la Société a un actionnaire unique, toute référence faite à « l’assemblée générale des actionnaires » devra être entendue comme une référence à « l’actionnaire unique », selon le contexte et le cas échéant, les pouvoirs conférés à l’assemblée générale des actionnaires devront être exercés par l’actionnaire unique.

Article 9     Convocation des assemblées générales d’actionnaires

9.1	L’assemblée générale des actionnaires de la Société peut, à tout moment, être convoquée par le conseil d’administration ou, le cas échéant, par le(s) commissaire(s).

9.2	L’assemblée générale des actionnaires doit obligatoirement être convoquée par le conseil d’administration ou par le(s) commissaire(s) sur demande écrite d’un ou plusieurs actionnaires représentant au moins dix pour cent (10%) du capital social de la Société. En pareil cas, l’assemblée générale des actionnaires devra être tenue dans un délai d’un (1) mois à compter de la réception de cette demande.

9.3	Les convocations pour toute assemblée générale des actionnaires contiennent la date, l’heure, le lieu et l’ordre du jour de l’assemblée et pourront être effectuées au moyen d’annonces déposées auprès du Registre de Commerce et des Sociétés et publiées au moins quinze (15) jours avant l’assemblée, au Recueil électronique des sociétés et associations et dans un journal publié au Luxembourg. Dans ce cas, les convocations par lettre doivent être envoyées au moins huit (8) jours avant l’assemblée générale aux actionnaires en nom, par lettre missive. Alternativement, les convocations peuvent être faites uniquement par lettre recommandée dans l’hypothèse où la Société a émis uniquement des Actions nominatives ou si les destinataires ont accepté individuellement de recevoir les convocations par d’autres moyens de communication garantissant l’accès à l’information, par ce moyen de communication. Si les Actions de la Société sont cotées sur une bourse étrangère, les exigences de cette bourse étrangère applicables à la Société doivent également être respectées.

9.4	Si tous les actionnaires sont présents ou représentés et ont renoncé à toute formalité de convocation, l’assemblée générale des actionnaires peut être tenue sans convocation préalable, ni publication.

9.5	Si les Actions de la Société sont cotées sur une bourse étrangère, tous les actionnaires de la Société (pour éviter tout doute, y compris tout actionnaire nominatif, tout Dépositaire et, sans préjudice des exigences de toute autre stipulation des présents statuts, tout Porteur) ont le droit d’être admis à toute assemblée générale des actionnaires, sous réserve toutefois que le conseil d’administration pourra déterminer une date et une heure antérieures à l’assemblée générale des actionnaires comme date d’enregistrement pour la participation à cette assemblée, qui ne peut être inférieure à cinq (5) jours calendaires avant la date de cette assemblée (la « Date d’Enregistrement »).

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9.6	Les actionnaires détenant individuellement ou collectivement au moins dix (10) pour cent du capital social émis de la Société, peuvent demander l’ajout d’un ou plusieurs nouveaux points à l’ordre du jour de l’assemblée générale. Ce droit est exercé sur demande écrite des actionnaires adressée à la Société par lettre recommandée à l’adresse du siège social de la Société. Les demandes doivent inclure les détails demandés dans la convocation. Les demandes des actionnaires doivent être reçues par la Société au plus tard cinq (5) jours calendaires avant l’assemblée générale.

Article 10     Conduite des assemblées générales d’actionnaires

10.1	L’assemblée générale annuelle des actionnaires devra être tenue dans les six (6) mois suivant la fin de l’exercice social au Grand- Duché de Luxembourg, au siège social de la Société ou à tout autre endroit au Grand-Duché de Luxembourg tel que précisé dans la convocation. Les autres assemblées générales d’actionnaires pourront être tenues aux lieux et heures indiqués dans les convocations respectives. Les détenteurs d’obligations n’ont pas le droit d’assister aux assemblées générales d’actionnaires.

10.2	Un bureau de l’assemblée doit être constitué à chaque assemblée générale d’actionnaires, composé d’un président, d’un secrétaire et d’un scrutateur, sans qu’il ne soit nécessaire que ces membres du bureau de l’assemblée soient actionnaires ou membres du conseil d’administration. Le bureau doit s’assurer que l’assemblée est tenue en conformité avec les règles applicables et, en particulier, en conformité avec les règles relatives à la convocation, aux conditions de majorité, au partage des voix et à la représentation des actionnaires.

10.3	Une liste de présence doit être tenue à toute assemblée générale d’actionnaires.

10.4	Un actionnaire peut participer à toute assemblée générale des actionnaires en désignant une autre personne comme son mandataire par écrit ou par télécopie, courrier électronique ou par tout autre moyen de communication. Une personne peut représenter plusieurs ou même tous les actionnaires.

10.5	Les actionnaires participant à une assemblée par conférence téléphonique, par visioconférence ou par tout autre moyen de communication permettant de les identifier, permettant à toute personne participant à cette assemblée de s’entendre mutuellement de manière continue, et permettant une participation effective de ces personnes à l’assemblée, sont réputés être présents pour le calcul du quorum et des voix, à la condition que ces moyens de communication soient mis à disposition au lieu de tenue de l’assemblée.

10.6	Le conseil d’administration peut, à sa seule discrétion, autoriser chaque actionnaire à voter à une assemblée générale des actionnaires par correspondance au moyen d’un formulaire de vote envoyé par lettre, courrier électronique, télécopie ou tout autre moyen de communication au siège social de la Société ou à l’adresse mentionnée dans l’avis de convocation. Sous réserve d’une telle autorisation du conseil d’administration, les actionnaires peuvent uniquement utiliser les formulaires de vote par correspondance distribués par la Société et qui contiennent au moins le lieu, la date et l’heure de l’assemblée, l’ordre du jour de l’assemblée, les propositions soumises à l’assemblée, ainsi que pour chaque proposition, trois cases autorisant l’actionnaire à voter en faveur, contre, ou à s’abstenir de voter en cochant la case appropriée. Pour éviter tout doute, les actionnaires ne peuvent pas voter au moyen de formulaires de vote lorsque le conseil d’administration n’a pas autorisé cette méthode de vote pour une assemblée générale donnée.

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10.7	Les formulaires de vote qui, pour une proposition de résolution, ne font pas apparaître (i) un vote en faveur de la résolution proposée, (ii) un vote contre la résolution proposée ou (iii) une abstention de vote sur la résolution proposée, sont nuls en ce qui concerne cette résolution. Si un actionnaire vote au moyen d’un formulaire de vote, le formulaire de vote est déposé au siège social de la Société ou auprès d’un mandataire de la Société dûment autorisé à recevoir ces formulaires de vote. La Société ne prend en compte que les formulaires de vote reçus au plus tard trois (3) jours ouvrables avant la date de l’assemblée générale à laquelle ils se rapportent. Le conseil d’administration peut fixer un délai plus court pour la soumission des formulaires de vote.

10.8	Si un actionnaire vote par procuration, la procuration doit être déposée au siège social de la Société ou auprès d’un mandataire de la Société dûment autorisé à recevoir ces procurations. La Société ne prend en compte que les procurations reçues au plus tard trois (3) jours ouvrables avant la date de l’assemblée générale à laquelle elles se rapportent. Le conseil d’administration peut fixer un délai plus court pour la soumission des procurations.

10.9	Un détenteur d’actions détenues par l’intermédiaire d’un opérateur de système de règlement ou d’un Dépositaire souhaitant assister à une assemblée générale doit fournir à la Société un certificat émis par cet opérateur ou ce Dépositaire attestant du nombre d’actions inscrites sur le compte concerné à la Date d’Enregistrement et montrant que ces Actions sont bloquées jusqu’à la clôture de l’assemblée générale à laquelle elles se rapportent. Ce certificat doit être fourni à la Société au plus tard trois (3) jours ouvrables avant la date de cette assemblée générale. Si ce détenteur d’actions vote par procuration, l’article 10.8 des présents statuts s’applique.

10.10	Le conseil d’administration peut déterminer des conditions supplémentaires à remplir par les actionnaires afin de pouvoir participer aux assemblées générales des actionnaires.

10.11	Dans le cadre de chaque assemblée générale, le conseil d’administration est autorisé à prévoir les règles de délibération et les conditions de participation des actionnaires à l’assemblée que le conseil d’administration juge appropriées.

10.12	Sauf dans la mesure où cela est incompatible avec les règles et conditions adoptées par le conseil d’administration, la personne présidant l’assemblée générale a le pouvoir et l’autorité de prescrire des règles et conditions supplémentaires et de prendre toutes les mesures qui, selon son jugement, sont appropriées pour le bon déroulement de l’assemblée. Ces règles et conditions, qu’elles soient adoptées par le conseil d’administration ou prescrites par la personne présidant l’assemblée, peuvent inclure, dans chaque cas dans la mesure permise par la loi en vigueur :

(a)	la détermination de l’ordre des travaux de la réunion sous réserve du respect de l’ordre du jour de la réunion ;

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(b)	des règles et procédures pour maintenir l’ordre lors de la réunion et la sécurité des personnes présentes ;

(c)	la limitation de la présence ou de la participation à l’assemblée aux actionnaires inscrits, à leurs avocats dûment autorisés et constitués ou à toute autre personne que la personne présidant l’assemblée déterminera ;

(d)	des restrictions sur l’entrée à la réunion après l’heure fixée pour le début de celle-ci ; et

(e)	des limitations sur le temps alloué aux questions ou aux commentaires des participants.

Article 11     Quorum, majorité et vote

11.1	Chaque Action donne droit à une voix en assemblée générale d’actionnaires.

11.2	Un actionnaire peut décider, à titre personnel, de ne pas exercer, temporairement ou de façon permanente, tout ou partie de ses droits de vote. Une telle renonciation lie l’actionnaire renonçant et s’impose à la Société dès sa notification à cette dernière.

11.3	En cas de renonciation à l’exercice du droit de vote par un ou plusieurs actionnaires conformément à l’article 11.2, ces actionnaires peuvent participer à toute assemblée de la Société, toutefois les Actions qu’ils détiennent ne seront pas comptabilisées pour la détermination des conditions de quorum et de majorité à respecter durant les assemblées générales de la Société.

11.4	Sauf dispositions contraires de la Loi ou des statuts, les décisions prises en assemblées générales d’actionnaires dûment convoquées ne requièrent aucune condition de quorum et sont adoptées à la majorité simple des votes valablement exprimés quelle que soit la portion du capital social représentée. Les abstentions et les votes blancs ou nuls ne sont pas pris en compte.

Article 12     Modification des statuts

12.1	Sauf disposition contraire des présents statuts ou de la Loi, les présents statuts peuvent être modifiés par au moins deux-tiers des voix des actionnaires valablement exprimées lors d’une assemblée générale des actionnaires à laquelle plus de la moitié du capital social de la Société est présente ou représentée. Si le quorum n’est pas atteint à une assemblée, une seconde assemblée pourra être convoquée dans les conditions prévues à l’article 9.3 qui pourra alors délibérer quel que soit le quorum et au cours de laquelle les décisions seront adoptées par au moins les deux-tiers des voix valablement exprimées. Les abstentions et les votes blancs ou nuls ne sont pas pris en compte.

12.2	En cas de renonciation à l’exercice du droit de vote par un ou plusieurs actionnaires conformément à l’article 11.2, les stipulations de l’article 11.3 des statuts s’appliquent mutatis mutandis.

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Article 13     Changement de nationalité

Les actionnaires peuvent changer la nationalité de la Société par une décision de l’assemblée générale des actionnaires adoptée dans les conditions requises pour une modification des présents statuts.

Article 14     Prorogation des assemblées générales des actionnaires

Dans les conditions prévues par la Loi, le conseil d’administration peut, proroger séance tenante une assemblée générale à quatre (4) semaines. Le conseil d’administration peut prendre une telle décision à la demande d’un ou de plusieurs actionnaires représentant au moins dix pour cent (10%) du capital social de la Société. Dans l’hypothèse d’une prorogation, toute décision déjà adoptée par l’assemblée générale des actionnaires sera annulée.

Article 15     Procès-verbal des assemblées générales d’actionnaires

15.1	Le bureau de toute assemblée générale des actionnaires doit dresser un procès-verbal de l’assemblée qui doit être signé par les membres du bureau de l’assemblée ainsi que par tout autre actionnaire à sa demande.

15.2	Toute copie ou extrait de ces procès-verbaux originaux, à produire dans le cadre de procédures judiciaires ou à remettre à tout tiers devra être certifié conforme à l’original par le notaire dépositaire de l’acte original dans l’hypothèse où l’assemblée aurait été retranscrite dans un acte authentique, ou devra être signé par le président du conseil d’administration, si un président a été nommé, ou par deux (2) membres du conseil d’administration.

D.	ADMINISTRATION

Article 16     Composition et pouvoirs du conseil d’administration

16.1	La Société est gérée par un conseil d’administration composé d’au moins cinq (5) administrateurs et lesquels seront nommés conformément à tout accord de nomination que la Société aura suscrit. Lorsque la Société a été constituée par un actionnaire unique ou lorsqu’il apparaît, lors d’une assemblée générale d’actionnaires, que toutes les Actions émises par une Société sont détenues par un actionnaire unique, la Société peut être gérée par un administrateur unique jusqu’à la prochaine assemblée générale d’actionnaires consécutive à l’augmentation du nombre d’actionnaires. Dans cette hypothèse, le cas échéant et lorsque l’expression « administrateur unique » n’est pas mentionnée expressément dans les présents statuts, une référence au « conseil d’administration » utilisée dans les présents statuts devra être entendue comme une référence à l’ « administrateur unique ».

16.2	Le conseil d’administration est investi des pouvoirs les plus étendus pour agir au nom de la Société et pour prendre toute mesure nécessaire ou utile pour l’accomplissement de l’objet social de la Société, à l’exception des pouvoirs réservés par la Loi ou par les présents statuts à l’assemblée générale des actionnaires.

16.3	Le conseil d’administration pourra créer un ou plusieurs comités. La composition et les pouvoirs de ce(s) comité(s), les conditions de la nomination, de la révocation, de la rémunération et de la durée de mandat de ses membres, ainsi que ses/leurs règles de procédures seront déterminés par le conseil d’administration. Le conseil d’administration sera en charge de superviser les activités de ce (ces) comité(s). Afin d’éviter tout doute, de tels comités ne peuvent être considérés comme un comité de direction au sens de l’article 441-11 de la Loi.

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Article 17     Gestion journalière

La gestion journalière de la Société ainsi que la représentation de la Société en rapport avec une telle gestion journalière peut, être déléguée à un ou plusieurs administrateurs, dirigeants ou autres agents, agissant individuellement ou conjointement. Leur nomination, leur révocation et leurs pouvoirs seront déterminés par une décision du conseil d’administration.

Article 18     Nomination, révocation et durée des mandats des administrateurs

18.1	Les administrateurs sont nommés par l’assemblée générale des actionnaires qui détermine leur rémunération et la durée de leur mandat. L’assemblée générale des actionnaires peut décider de nommer des administrateurs de différentes catégories, désignés comme les administrateurs de catégorie A (les “Administrateurs de Catégorie A”) et les administrateurs de catégorie B (les “Administrateurs de Catégorie B”). Toute référence faite ci-après aux “administrateurs” doit être interprétée comme une référence aux Administrateurs de Catégorie A et/ou aux Administrateurs de Catégorie B, en fonction du contexte et le cas échéant.

18.2	Chaque administrateur est nommé à la majorité simple des voix valablement exprimées à une assemblée générale des actionnaires.

18.3	Tout administrateur pourra être révoqué de ses fonctions à tout moment avec ou sans motif par l’assemblée générale des actionnaires à la majorité simple des voix valablement exprimées.

18.4	Si une personne morale est nommée en tant qu’administrateur de la Société, cette personne morale doit désigner une personne physique en qualité de représentant permanent qui doit assurer cette fonction au nom et pour le compte de la personne morale. La personne morale peut révoquer son représentant permanent uniquement si elle nomme simultanément son successeur. Une personne physique peut uniquement être le représentant permanent d’un seul (1) administrateur de la Société et ne peut être lui-même simultanément administrateur de la Société.

Article 19     Vacance d’un poste d’administrateur

19.1	Dans l’hypothèse où un poste d’administrateur deviendrait vacant suite au décès, à l’incapacité juridique, à la faillite, à la démission ou autre, cette vacance pourra être comblée à titre temporaire et pour une durée ne pouvant excéder le mandat initial de l’administrateur qui fait l’objet d’un remplacement par la majorité des administrateurs restants jusqu’à ce que la prochaine assemblée générale d’actionnaires, appelée à statuer sur la nomination permanente d’un nouvel administrateur en conformité avec les dispositions légales applicables.

19.2	Dans l’hypothèse où la vacance surviendrait alors que la Société est gérée que par un administrateur unique, cette vacance devra être comblée sans délai par l’assemblée générale des actionnaires.

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Article 20     Convocation aux conseils d’administration

20.1	Le conseil d’administration se réunit à la demande du président, si un président a été nommé, ou de n’importe quel administrateur. Les réunions du conseil d’administration doivent être tenues au siège social de la Société sauf indication contraire dans la convocation.

20.2	Une convocation écrite à toute réunion du conseil d’administration doit être adressée aux administrateurs au minimum vingt-quatre (24) heures à l’avance par rapport à l’heure fixée dans la convocation, sauf en cas d’urgence, auquel cas la nature et les motifs d’une telle urgence seront mentionnés dans la convocation.

Une telle convocation peut être omise en cas d’accord écrit de chaque administrateur, par télécopie, courrier électronique ou par tout autre moyen de communication. Une copie d’un tel document signé constituera une preuve suffisante d’un tel accord. Aucune convocation préalable ne sera exigée pour un conseil d’administration dont le lieu et l’heure auront été déterminés par une décision adoptée lors d’un précédent conseil d’administration, communiquée à tous les membres du conseil d’administration.

20.3	Aucune convocation préalable ne sera requise dans l’hypothèse où tous les membres du conseil d’administration seront présents ou représentés à un conseil d’administration et renonceraient aux formalités de convocation ou dans l’hypothèse de décisions écrites et approuvées par tous les membres du conseil d’administration.

Article 21     Conduite des réunions du conseil d’administration

21.1	Le conseil d’administration peut élire un président parmi ses membres. Il peut également désigner un secrétaire, qui peut ne pas être un administrateur et qui sera chargé de tenir les procès-verbaux des réunions du conseil d’administration.

21.2	Le président, si un président a été nommé, préside toutes les réunions du conseil d’administration, mais, en son absence, le conseil d’administration peut nommer provisoirement un autre administrateur en qualité de président temporaire par un vote à la majorité des administrateurs présents ou représentés à la réunion.

21.3	Tout administrateur peut se faire représenter à chaque réunion du conseil d’administration en désignant tout autre membre du conseil d’administration comme son mandataire par écrit, ou par télécopie, courrier électronique ou tout autre moyen de communication, une copie du mandat en constituant une preuve suffisante. Un administrateur peut représenter un ou plusieurs administrateurs, mais non la totalité des membres du conseil d’administration.

21.4	Les réunions du conseil d’administration peuvent également se tenir par conférence téléphonique, visioconférence ou par tout autre moyen de communication permettant à toutes les personnes y participant de s’entendre mutuellement sans discontinuité, garantissant une participation effective à cette réunion. La participation à une réunion par ces moyens équivaut à une participation en personne.

21.5	Le conseil d’administration ne peut délibérer ou statuer valablement que si la moitié au moins des administrateurs est présente ou représentée à une réunion du conseil d’administration. Dans le cas où une assemblée générale d’actionnaires a nommé différentes catégories d’administrateurs, le conseil d’administration ne peut délibérer et statuer valablement que si au moins un (1) Administrateur de Catégorie A et un (1) Administrateur de Catégorie B est présent ou représenté à la réunion.

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21.6	Les décisions sont adoptées à la majorité des voix des administrateurs présents ou représentés. Dans le cas où l’assemblée générale des actionnaires a nommé différentes catégories d’administrateur, les décisions doivent être adoptées par une majorité des administrateurs présents ou représentés, y compris au moins un (1) Administrateur de Catégorie A et un (1) Administrateur de Catégorie B. En cas de partage des voix, le président, si un président a été nommé, n’a pas de voix prépondérante.

21.7	Le conseil d’administration peut, à l’unanimité, prendre des décisions par résolution circulaire en exprimant son approbation par écrit, par télécopie, par courrier électronique ou par tout autre moyen de communication. Chaque administrateur peut exprimer son consentement séparément, l’ensemble des consentements attestant de l’adoption des décisions. La date de ces décisions sera la date de la dernière signature.

Article 22     Conflit d’intérêts

22.1	Sauf dispositions contraires de la Loi, tout administrateur qui a, directement ou indirectement, un intérêt de nature patrimoniale opposé à celui de la Société à l’occasion d’une opération relevant du conseil d’administration est tenu d’en prévenir le conseil d’administration et de faire mentionner cette déclaration dans le procès-verbal de la séance. L’administrateur concerné ne peut prendre part ni aux discussions relatives à cette opération, ni au vote y afférent. Ce conflit d’intérêts doit également faire l’objet d’un rapport aux actionnaires, lors de la prochaine assemblée générale des actionnaires, et avant toute prise de décision de l’assemblée générale des actionnaires sur tout autre point à l’ordre du jour.

22.2	Lorsque la Société comprend un administrateur unique, les opérations conclues entre la Société et cet administrateur ayant un intérêt opposé à celui de la Société doivent être mentionnées dans la décision de l’administrateur unique.

22.3	Lorsqu’en raison d’un conflit d’intérêts, le nombre d’administrateurs requis afin de délibérer valablement n’est pas atteint, le conseil d’administration peut décider de déférer la décision sur ce point spécifique à l’assemblée générale des actionnaires.

22.4	Les règles régissant le conflit d’intérêts ne s’appliquent pas lorsque la décision du conseil d’administration ou de l’administrateur unique se rapporte à des opérations courantes, conclues dans des conditions normales.

22.5	Les articles 22.1 à 22.4 de ces statuts, s’appliquent au(x) délégué(s) à la gestion journalière, à l’exception du cas où un (1) délégué à la gestion journalière unique a été désigné et que celui-ci a un intérêt opposé à celui de la Société, la décision visée doit être prise par le conseil d’administration.

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Article 23     Procès-verbaux des réunions du conseil d’administration – procès-verbaux des décisions de l’administrateur unique

23.1	Les procès-verbaux de toutes les réunions du conseil d’administration seront signés par le président du conseil d’administration, si un président a été nommé, ou en son absence, par le président temporaire, ou par deux (2) administrateurs ou par un (1) Administrateur de Catégorie A et un (1) Administrateur de Catégorie B, le cas échéant.

23.2	Les copies ou extraits de ces procès-verbaux qui pourront être produits en justice ou dans tout autre contexte seront signés par le président du conseil d’administration, si un président a été nommé, ou par deux (2) administrateurs ou par un (1) Administrateur de Catégorie A et un (1) Administrateur de Catégorie B le cas échéant.

23.3	Les décisions de l’administrateur unique sont retranscrites dans des procès-verbaux qui seront signés par l’administrateur unique. Les copies ou extraits de ces procès-verbaux qui pourront être produits en justice ou dans tout autre contexte seront signés par l’administrateur unique.

Article 24     Rapports avec les tiers

24.1	La Société est valablement engagée vis-à-vis des tiers en toutes circonstances (i) par la signature de l’administrateur unique, ou, si la Société a plusieurs administrateurs, par la signature conjointe de deux (2) administrateurs, ou par la signature conjointe d’un (1) Administrateur de Catégorie A et un (1) Administrateur de Catégorie B le cas échéant ou (ii) par la signature conjointe ou la signature unique de toutes les personnes auxquelles un tel pouvoir aura été délégué par le conseil d’administration dans les limites de cette délégation.

24.2	Dans les limites de la gestion journalière, la Société est engagée à l’égard des tiers par la signature de toutes les personnes auxquelles un tel pouvoir aura été délégué par le conseil d’administration, agissant individuellement ou conjointement dans les limites de cette délégation.

Article 25     Indemnisation

25.1	Les membres du conseil d’administration ne sont pas tenus personnellement responsables des dettes ou des autres obligations de la Société. En tant que mandataires de la Société, ils sont responsables de l’exercice de leurs fonctions. Sous réserve des exceptions et limites prévues à l’article 25.2 ainsi que des dispositions impératives de la loi, toute personne qui est, ou a été, membre du conseil d’administration ou mandataire de la Société devra être indemnisé par la Société, dans toute la mesure permise par la loi, pour toute responsabilité et toute dépense raisonnablement engagées ou payées par lui en rapport avec toute réclamation, action, poursuite ou procédure dans lesquelles il est impliqué en tant que partie ou pour être ou avoir été un administrateur ou un mandataire, et pour les sommes payées ou engagées par lui dans le règlement de celles-ci. Les mots « demande », « action », « poursuite » ou « procédure » s’appliqueront à toutes les demandes, actions, poursuites ou procédures (civiles, pénales ou autres, y compris les appels) actuelles ou menacées et les mots « responsabilité » et « dépenses » comprennent, sans limitation les frais d’avocat, les coûts, les jugements, les montants payés en transaction et autres passifs.

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25.2	Aucune indemnisation ne sera due à tout administrateur, mandataire ou actionnaire (i) contre toute responsabilité en raison de fautes intentionnelles, de mauvaise foi, de négligence grave ou d’une imprudence flagrante des tâches concernées dans l’exercice de sa fonction (ii) à l’égard de toute affaire dans laquelle il/elle aura été finalement condamné pour avoir agi de mauvaise foi et non contre l’intérêt de la Société ou (iii) dans le cas d’une transaction, à moins que la transaction ait été approuvée par un tribunal d’une juridiction compétente, ou par le conseil d’administration.

25.3	Le droit à indemnisation prévu ici est divisible, ne doit pas porter atteinte à tout autre droit auquel tout administrateur ou mandataire peut présentement ou postérieurement avoir droit et doit continuer pour une personne qui a cessé d’être un tel administrateur ou mandataire et bénéficiera aux héritiers, exécuteurs testamentaires et administrateurs d’une telle personne. Aucune de ces dispositions ne peut affecter ou limiter les droits à indemnisation dont le personnel de l’entreprise, y compris les administrateurs et mandataires, peuvent avoir droit par contrat ou autrement en vertu de la loi. La Société est expressément habilitée à fournir une indemnisation contractuelle et peut souscrire et maintenir une assurance pour tout membre du personnel de l’entreprise, y compris les administrateurs et mandataires de la Société, à tout moment.

E.	AUDIT ET SURVEILLANCE DE LA SOCIETE

Article 26     Commissaire(s) – Réviseur(s) d’entreprises agréé(s)

26.1	Les opérations de la Société seront surveillées par un ou plusieurs commissaires. L’assemblée générale des actionnaires désigne les commissaires et détermine la durée de leurs fonctions, qui ne pourra excéder six (6) ans.

26.2	Un commissaire pourra être révoqué à tout moment, sans préavis, avec ou sans motif, par l’assemblée générale des actionnaires.

26.3	Le commissaire a un droit illimité de surveillance et de contrôle permanents sur toutes les opérations de la Société.

26.4	Si l’assemblée générale des actionnaires de la Société désigne un ou plusieurs réviseurs d’entreprises agréés conformément à l’article 69 de la loi du 19 décembre 2002 concernant le registre de commerce et des sociétés ainsi que la comptabilité et les comptes annuels des entreprises, telle que modifiée, la fonction de commissaire ne sera plus requise.

26.5	Le réviseur d’entreprises agréé ne pourra être révoqué par l’assemblée générale des actionnaires que pour juste motif ou avec son accord.

F.	EXERCICE SOCIAL – COMPTES ANNUELS – AFFECTATION DES BENEFICES – ACOMPTES SUR DIVIDENDES

Article 27     Exercice social

L’exercice social de la Société commence le premier janvier de chaque année et se termine le trente-et-un décembre de la même année.

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Article 28     Comptes annuels - Affectation des bénéfices

28.1	Au terme de chaque exercice social, les comptes sont clôturés et le conseil d’administration dresse un inventaire de l’actif et du passif de la Société, le bilan et le compte de profits et pertes conformément à la loi.

28.2	Sur les bénéfices annuels nets de la Société, cinq pour cent (5%) au moins seront affectés à la réserve légale. Cette affectation cessera d’être obligatoire dès que et tant que le montant total de la réserve légale de la Société atteindra dix pour cent (10%) du capital social de la Société.

28.3	Les sommes apportées à une réserve de la Société peuvent également être affectées à la réserve légale.

28.4	En cas de réduction du capital social, la réserve légale de la Société pourra être réduite en proportion afin qu’elle n’excède pas dix pour cent (10%) du capital social.

28.5	Sur proposition du conseil d’administration, l’assemblée générale des actionnaires décide de l’affectation du solde des bénéfices distribuables de la Société conformément à la Loi et aux présents statuts.

28.6	Les distributions aux actionnaires seront effectuées en proportion du nombre d’actions qu’ils détiennent dans la Société.

Article 29     Acomptes sur dividendes - Prime d’émission et primes assimilées

29.1	Le conseil d’administration peut procéder au paiement d’acomptes sur dividendes conformément aux dispositions de la Loi.

29.2	Toute prime d’émission, prime assimilée ou réserve distribuable peut être librement distribuée aux actionnaires conformément aux dispositions de la Loi et aux présents statuts.

G.	LIQUIDATION

Article 30     Liquidation

30.1	En cas de dissolution de la Société conformément à l’article 3.2 des présents statuts, la liquidation sera effectuée par un ou plusieurs liquidateurs nommés par l’assemblée générale des actionnaires ayant décidé de cette dissolution et qui fixera les pouvoirs et émoluments de chacun des liquidateurs. Sauf dispositions contraires, les liquidateurs disposeront des pouvoirs les plus étendus pour la réalisation de l’actif et du passif de la Société.

30.2	Le surplus résultant de la réalisation de l’actif et du passif sera distribué entre les actionnaires au prorata de leur participation.

H.	DISPOSITION FINALE - LOI APPLICABLE

Article 31     Loi applicable

Tout ce qui n’est pas régi par les présents statuts sera déterminé en conformité avec la Loi.

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